                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                          ----------------------------

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. __)*

                        AMERICAN BUSINESS PRODUCTS, INC.
                                (Name of Issuer)

                           COMMON STOCK, $2 PAR VALUE
                         (Title of Class of Securities)

                                    024763104
                                 (CUSIP Number)


                                 April 23, 1997
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [x] Rule 13d-1(b)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         American Business Products, Inc. Profit Sharing Retirement Plan

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a) _______
                  (b) _______

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

5.       SOLE VOTING POWER

         -0-

6.       SHARED VOTING POWER

         1,018,861

7.       SOLE DISPOSITIVE POWER

         -0-

8.       SHARED DISPOSITIVE POWER

         1,018,861

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,018,861

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.21%

12.      TYPE OF REPORTING PERSON

         EP

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Thomas R. Carmody, individually and as Co-Trustee of the American Business Products, Inc. Profit Sharing Retirement Plan

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a) _______
                  (b) _______

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

5.       SOLE VOTING POWER

         40,139

6.       SHARED VOTING POWER

         1,070,408

7.       SOLE DISPOSITIVE POWER

         40,139

8.       SHARED DISPOSITIVE POWER

         1,070,408

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         91,686

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  X

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         .56%

12.      TYPE OF REPORTING PERSON

         IN

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Henry Curtis VII, individually and as Co-Trustee of the American Business Products, Inc. Profit Sharing Retirement Plan

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a) _______
                  (b) _______

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

5.       SOLE VOTING POWER

         213,420

6.       SHARED VOTING POWER

         1,038,539

7.       SOLE DISPOSITIVE POWER

         133,913

8.       SHARED DISPOSITIVE POWER

         1,017,446

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         133,913

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  X

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         .82%

12.      TYPE OF REPORTING PERSON

         IN

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John H. Karr, individually and as Co-Trustee of the American Business Products, Inc. Profit Sharing Retirement Plan

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a) _______
                  (b) _______

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

5.       SOLE VOTING POWER

         27


6.       SHARED VOTING POWER

         1,018,861

7.       SOLE DISPOSITIVE POWER

         27

8.       SHARED DISPOSITIVE POWER

         1,018,861

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         27

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  X

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         Less than .01%.

12.      TYPE OF REPORTING PERSON

         IN

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert J. Dahl, individually and as Co-Trustee of the American Business Products, Inc. Profit Sharing Retirement Plan

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a) _______
                  (b) _______

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

5.       SOLE VOTING POWER

         8,636

6.       SHARED VOTING POWER

         1,015,748.6718

7.       SOLE DISPOSITIVE POWER

         8,636

8.       SHARED DISPOSITIVE POWER

         1,015,748.6718

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,049.67180

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  X

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         .06%

12.      TYPE OF REPORTING PERSON

         IN

                                  STATEMENT ON
                                  SCHEDULE 13G
                                 FILED WITH THE
                       SECURITIES AND EXCHANGE COMMISSION
                                  ON BEHALF OF
                        AMERICAN BUSINESS PRODUCTS, INC.
                         PROFIT SHARING RETIREMENT PLAN

Item 1(a).        Name of Issuer:

                  AMERICAN BUSINESS PRODUCTS, INC.

Item 1(b).        Address of Issuer's Principal Executive Offices

                  2100 RiverEdge Parkway, Suite 1200, Atlanta, GA 30328

Item 2(a).        Name of Person Filing:

                  AMERICAN BUSINESS PRODUCTS, INC. PROFIT SHARING RETIREMENT
                  PLAN

Item 2(b).        Address of Principal Business Office

                  2100 RiverEdge Parkway, Suite 1200, Atlanta, GA 30328

Item 2(c).        Citizenship:

                  United States

Item 2(d).        Title of Class of Securities:

                  Common Stock, $2 par value

Item 2(e).        CUSIP Number:

                  024763 10 4

Item 3. If this statement is filed pursuant to Section 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (f) X An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)

Item 4.           Ownership.

                  (a)      Amount beneficially owned:  1,018,861
                  (b)      Percent of class:  6.21%
                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote: 0
                           (ii)     shared power to vote or to direct the
                                    vote: 1,018,861
                           (iii) sole power to dispose or to direct the disposition of: 0
                           (iv) shared power to dispose or to direct the disposition of: 1,018,861

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Thomas R. Carmody, Henry Curtis VII, John H. Karr and Robert
                  J. Dahl are trustees ("Trustees") of the trust (the "Trust") created pursuant to the American Business Products, Inc. Profit Sharing Retirement Plan (the "Plan") which holds 1,018,861 shares of Common Stock on behalf of the Plan, all of which have been allocated to the accounts of Plan participants as of December 31, 1997.

                  VOTING RIGHTS. Under the terms of the Plan, the participants have the right to direct the Trustee as to the exercise of all voting rights with respect to the whole shares of Common Stock allocated to the participant's account. Fractional shares and any whole shares for which participants do not give instructions are voted by the Trustees as they deem to be proper. Voting procedures are developed to ensure confidentiality.

                  TENDER OFFER RIGHTS. Each participant has the right to direct the Trustees as to whether, in accordance with the terms of any tender offer for shares of Common Stock, to tender the whole shares of Common Stock attributable to his account, and the Trustees must follow the directions to the extent they are proper. Fractional shares and any whole shares for which directions are not received will be tendered by the Trustees in the same proportion as the whole shares that are tendered by the tendering participants.

                  INVESTMENT POWER. Under the terms of the Plan, the Stock Bonus Accounts, and all undistributed income accruing thereon, must be invested by the Trustees primarily in Common Stock. Pending distribution of fractional shares or permanent investment of assets of the Stock Bonus Accounts in Common Stock, the Trustees may temporarily hold cash and may invest the assets in high-quality short-term or money equivalent investments.

                  POWER TO DISPOSE OF COMMON STOCK. Under the terms of the Plan, any distribution of a Stock Bonus Account to a participant must be in the form of a single sum distribution payable in whole shares of Common Stock. Any remaining amount representing a fractional share of Common Stock is paid in cash. The Trustees have the power to dispose of shares of Common Stock to the extent necessary to make cash payments representing fractional shares.

                  Mr. Carmody and Mr. Karr disclaim any beneficial ownership in the shares held by the Trust. Mr. Curtis and Mr. Dahl disclaim any beneficial ownership in the shares held by the Trust, other than the shares allocated to his respective account.

                  The amount reported in Row 9 does not include shares of Common Stock beneficially owned or deemed to be beneficially owned by the Trustees in their individual capacity and not as Trustees of the Trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable

Item 9.           Notice of Dissolution of Group.

                  Not applicable

Item 10.          Certification.

                  By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                    AMERICAN BUSINESS PRODUCTS, INC.
                                    PROFIT SHARING RETIREMENT PLAN



Date: February 13, 1998             By: /s/ Thomas R. Carmody
                                        ----------------------------------------
                                        Thomas R. Carmody, Trustee



Date: February 13, 1998             By: /s/Henry Curtis VII
                                        ----------------------------------------
                                        Henry Curtis VII, Trustee



Date: February 13, 1998             By: /s/ John H. Karr
                                        ----------------------------------------
                                        John H. Karr, Trustee



Date: February 13, 1998             By: /s/ Robert J. Dahl
                                        ----------------------------------------
                                        Robert J. Dahl, Trustee

                                  STATEMENT ON
                                  SCHEDULE 13G
                                 FILED WITH THE
                       SECURITIES AND EXCHANGE COMMISSION
                                  ON BEHALF OF
                                THOMAS R. CARMODY

Item 1(a).        Name of Issuer:

                  AMERICAN BUSINESS PRODUCTS, INC.

Item 1(b).        Address of Issuer's Principal Executive Offices

                  2100 RiverEdge Parkway, Suite 1200, Atlanta, GA 30328

Item 2(a).        Name of Person Filing:

                  Thomas R. Carmody, individually and as Trustee of the American Business Products, Inc. Profit Sharing Retirement Plan

Item 2(b).        Address of Principal Business Office

                  2100 RiverEdge Parkway, Suite 1200, Atlanta, GA 30328

Item 2(c).        Citizenship:

                  United States

Item 2(d).        Title of Class of Securities:

                  Common Stock, $2 par value

Item 2(e).        CUSIP Number:

                  024763 10 4

Item 3. If this statement is filed pursuant to Section 13d-1(c), check this box. [ X ]

Item 4.           Ownership as of December 31, 1997.

                  (a)      Amount beneficially owned: 91,686

                           The shares shown include 51,547 shares owned jointly by Mr. Carmody and his wife and 33,000 shares which Mr. Carmody may acquire upon the exercise of stock options.

                  (b)      Percent of class: .56%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the
                                    vote: 40,139
                           (ii) shared power to vote or to direct the vote: 1,070,408
                           (iii) sole power to dispose or to direct the disposition of: 40,139
                           (iv) shared power to dispose or to direct the disposition of: 1,070,408

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  The shares shown in response to Item 4(a) do not include 1,018,861 shares for which Mr. Carmody shares investment and voting power as co-trustee of the Trust. The first five paragraphs of the response by the Plan to Item 6 of this
                  Schedule 13G are incorporated herein by reference. Mr. Carmody disclaims beneficial ownership of the shares held by the Trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable

Item 9.           Notice of Dissolution of Group.

                  Not applicable

Item 10.          Certification.

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: February 13, 1998                      By: /s/ Thomas R. Carmody
                                                --------------------------------
                                                 Thomas R. Carmody

                                  STATEMENT ON
                                  SCHEDULE 13G
                                 FILED WITH THE
                       SECURITIES AND EXCHANGE COMMISSION
                                  ON BEHALF OF
                                HENRY CURTIS VII

Item 1(a).        Name of Issuer:

                  AMERICAN BUSINESS PRODUCTS, INC.

Item 1(b).        Address of Issuer's Principal Executive Offices

                  2100 RiverEdge Parkway, Suite 1200, Atlanta, GA 30328

Item 2(a).        Name of Person Filing:

                  Henry Curtis VII, individually and as Trustee of the American Business Products, Inc. Profit Sharing Retirement Plan

Item 2(b).        Address of Principal Business Office

                  2100 RiverEdge Parkway, Suite 1200, Atlanta, GA 30328

Item 2(c).        Citizenship:

                  United States

Item 2(d).        Title of Class of Securities:

                  Common Stock, $2 par value

Item 2(e).        CUSIP Number:

                  024763 10 4

Item 3.           If this statement is filed pursuant to Section 13d-1(c),
                  check this box.  [   ]

Item 4.           Ownership as of December 31, 1997.

                  (a)      Amount beneficially owned:  133,913

                           The shares shown include 2,925 shares which Mr. Curtis may acquire upon the exercise of stock options; 1,415 shares allocated to his account under the Plan and 54 shares allocated to his account under the

                           American Business Products, Inc. Employee Savings Plan (the "Employee Savings Plan").

                  (b)      Percent of class: .82%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the
                                    vote: 213,420
                           (ii) shared power to vote or to direct the vote: 1,038,539
                           (iii) sole power to dispose or to direct the disposition of: 133,913
                           (iv) shared power to dispose or to direct the disposition of: 1,017,446

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  The shares shown in response to Item 4(a) do not include 1,017,446 shares for which Mr. Curtis shares investment and voting power as co-trustee of the Trust. The first five paragraphs of the response by the Plan to Item 6 are incorporated herein by reference. Mr. Curtis disclaims beneficial ownership of the shares held by the Trust, other than the 1,415 shares allocated to his account.

                  In addition, the shares shown in response to Item 4(a) do not include 79,507 shares voted by Mr. Curtis as trustee of certain family trusts and for which he disclaims beneficial ownership or 21,093 shares for which he shares voting and investment power as co-trustee of a family trust and for which he disclaims any beneficial ownership.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable

Item 9.           Notice of Dissolution of Group.

                  Not applicable

Item 10.          Certification.

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: February 13, 1998             By: /s/ Henry Curtis VII
                                       -----------------------------------------
                                        Henry Curtis VII

                                  STATEMENT ON
                                  SCHEDULE 13G
                                 FILED WITH THE
                       SECURITIES AND EXCHANGE COMMISSION
                                  ON BEHALF OF
                                  JOHN H. KARR


Item 1(a).        Name of Issuer:

                  AMERICAN BUSINESS PRODUCTS, INC.

Item 1(b).        Address of Issuer's Principal Executive Offices

                  2100 RiverEdge Parkway, Suite 1200, Atlanta, GA 30328

Item 2(a).        Name of Person Filing:

                  John H. Karr, individually and as Trustee of the American Business Products, Inc. Profit Sharing Retirement Plan

Item 2(b).        Address of Principal Business Office

                  2100 RiverEdge Parkway, Suite 1200, Atlanta, GA 30328

Item 2(c).        Citizenship:

                  United States

Item 2(d).        Title of Class of Securities:

                  Common Stock, $2 par value

Item 2(e).        CUSIP Number:

                  024763 10 4

Item 3.           If this statement is filed pursuant to Section 13d-1(c),
                  check this box.  [   ]

Item 4.           Ownership as of December 31, 1997.

                  (a)      Amount beneficially owned: 27

                  (b)      Percent of class: Less than .01%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the
                                    vote: 27
                           (ii) shared power to vote or to direct the vote: 1,018,861
                           (iii) sole power to dispose or to direct the disposition of: 27
                           (iv) shared power to dispose or to direct the disposition of: 1,018,861

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  The shares shown in response to Item 4(a) do not include 1,018,861 shares for which Mr. Karr shares investment and voting power as co-trustee of the Trust. The first five paragraphs of the response by the Plan to Item 6 are incorporated herein by reference. Mr. Karr disclaims beneficial ownership of the 1,018,861 shares held by the Trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable

Item 9.           Notice of Dissolution of Group.

                  Not applicable

Item 10.          Certification.

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: February 13, 1998             By: /s/ John H. Karr
                                       -----------------------------------------
                                        John H. Karr

                                  STATEMENT ON
                                  SCHEDULE 13G
                                 FILED WITH THE
                       SECURITIES AND EXCHANGE COMMISSION
                                  ON BEHALF OF
                                 ROBERT J. DAHL

Item 1(a).        Name of Issuer:

                  AMERICAN BUSINESS PRODUCTS, INC.

Item 1(b).        Address of Issuer's Principal Executive Offices

                  2100 RiverEdge Parkway, Suite 1200, Atlanta, GA 30328

Item 2(a).        Name of Person Filing:

                  Robert J. Dahl, individually and as Trustee of the American Business Products, Inc. Profit Sharing Retirement Plan

Item 2(b).        Address of Principal Business Office

                  2100 RiverEdge Parkway, Suite 1200, Atlanta, GA 30328

Item 2(c).        Citizenship:

                  United States

Item 2(d).        Title of Class of Securities:

                  Common Stock, $2 par value

Item 2(e).        CUSIP Number:

                  024763 10 4

Item 3. If this statement is filed pursuant to Section 13d-1(c), check this box. [ X ]

Item 4.           Ownership as of December 31, 1997.

                  (a)      Amount beneficially owned: 10,049.67180

                           The shares shown include 4,042 shares which Mr. Dahl may acquire upon the exercise of stock options; 1,413.67180 shares held jointly with his wife; 4,526 shares allocated to Mr. Dahl's account under the Plan and 68 shares allocated to his account under the Employee Savings Plan.

                  (b)      Percent of class: .06%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the
                                    vote: 8,636
                           (ii) shared power to vote or to direct the vote: 1,015,748.6718
                           (iii) sole power to dispose or to direct the disposition of: 8,636
                           (iv) shared power to dispose or to direct the disposition of: 1,015,748.6718

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  The shares shown in response to Item 4(a) do not include 1,014,335 shares for which Mr. Dahl shares investment and voting power as co-trustee of the Trust. The first five paragraphs of the response by the Plan to Item 6 are incorporated herein by reference. Mr. Dahl disclaims beneficial ownership of the shares held by the Trust, other than the 4,526 shares allocated to his account.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable

Item 9.           Notice of Dissolution of Group.

                  Not applicable

Item 10.          Certification.

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: February 13, 1998             By: /s/ Robert J. Dahl
                                       -----------------------------------------
                                        Robert J. Dahl